                                                                     EXHIBIT "F"





                                                CONTACT: Eugene Melnyk
                                                         Chairman of the Board
                                                         Ken Howling
                                                         Chief Financial Officer
                                                         (416) 285-6000

FOR IMMEDIATE RELEASE:


         * BIOVAIL REPORTS RECORD 1999 FIRST QUARTER FINANCIAL RESULTS *

         TORONTO, Canada, April 28, 1999 - Biovail Corporation International (NYSE,TSE:BVF) today reported record first quarter financial results for the period ended March 31, 1999.

        Revenue for the first quarter of 1999 increased 29% to $28.2 million, compared with $21.9 million reported for the first quarter of 1998. Operating income for the quarter increased to $11.6 million, a 38% improvement over the $8.4 million earned in the first quarter of 1998. Net income for the first quarter of 1999 was $8.3 million, or $0.34 per share, compared to net income of $7.8 million or $0.29 per share in 1998.

        Eugene Melnyk, Chairman of the Board, commented, "We are very pleased to have accomplished significant growth over last year in revenues and net income. All segments of our business performed very well in contributing to our strong financial results. As well, significant progress has been made in furthering our product development milestones."

        Mr. Melnyk concluded, "We are currently well positioned, scientifically, operationally and financially, to leverage our business to take advantage of accretive opportunities as they arise."


                                    - more -

Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

         To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                                - Tables Follow -

                        BIOVAIL CORPORATION INTERNATIONAL
                           CONSOLIDATED BALANCE SHEETS
         (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                MARCH 31,          DECEMBER 31,
                                                  1999                 1998
                                              -------------       -------------
                          ASSETS
 Current
   Cash and short-term deposits               $      79,256       $      78,279
   Accounts receivable                               41,383              42,768
   Inventories                                       13,760              10,542
   Executive loans                                    2,975               2,924
   Deposits and prepaids                              3,254               3,357
                                              -------------       -------------
                                                    140,628             137,870

 LONG-TERM INVESTMENTS                               10,055              10,055
 CAPITAL ASSETS, net                                 24,818              23,677
 OTHER ASSETS, net                                   27,769              28,317
                                              -------------       -------------
                                              $     203,270       $     199,919
                                              =============       =============

                       LIABILITIES
 Current
   Accounts payable                           $       7,319       $      12,244
   Accrued liabilities                                8,147               4,129
   Income taxes payable                                 594               1,004
   Customer prepayments                              13,956               4,516
   Current portion of long-term debt                    733                 653
                                              -------------       -------------
                                                     30,749              22,546

 LONG-TERM DEBT                                     125,836             126,182
                                              -------------       -------------
                                                    156,585             148,728
                                              -------------       -------------
                   SHAREHOLDERS' EQUITY
  Share capital                                      20,939              19,428
  Warrants                                            8,244               8,244
  Retained earnings                                  18,345              24,748
  Cumulative translation adjustment                    (843)             (1,229)
                                              -------------       -------------
                                                     46,685              51,191
                                              -------------       -------------
                                              $     203,270       $     199,919
                                              =============       =============

                        BIOVAIL CORPORATION INTERNATIONAL
                        CONSOLIDATED STATEMENTS OF INCOME
      (all dollar amounts except per share data are expressed in thousands of U.S. dollars)
                                   (Unaudited)

                                                       THREE MONTHS ENDED
                                                           MARCH 31,
                                                1999                   1998
                                             -----------            -----------
REVENUE

   Product Sales                            $     12,562            $    11,467
   Research and development                        6,717                  7,844
   Royalty and  licensing                          8,952                  2,578
                                             -----------            -----------
                                                  28,231                 21,889
                                             -----------            -----------

EXPENSES

   Cost of goods sold                              5,039                  5,142
   Research and development                        5,324                  4,029
   Selling, general and administrative             6,245                  4,311
                                             -----------            -----------
                                                  16,608                 13,482
                                             -----------            -----------

OPERATING INCOME                                  11,623                  8,407
INTEREST INCOME (EXPENSE), net                    (2,792)                   (68)
                                             -----------            -----------
INCOME BEFORE INCOME TAXES                         8,831                  8,339
PROVISION FOR INCOME TAXES                           533                    491
                                             -----------            -----------
NET INCOME                                   $     8,298            $     7,848
                                             ===========            ===========


EARNINGS PER SHARE                           $      0.34            $      0.29
                                             ===========            ===========

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                  24,603,400             26,736,000
                                             ===========            ===========

                        BIOVAIL CORPORATION INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
      (ALL DOLLAR AMOUNTS DATA ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                         THREE MONTHS ENDED
                                                              MARCH 31,
                                                       1999             1998
                                                     ---------      -----------
NET INFLOW (OUTFLOW) OF CASH RELATED
   TO THE FOLLOWING ACTIVITIES

OPERATING
   Net income for the period                         $   8,298      $     7,848
   Depreciation and amortization                         1,489            1,164
                                                     ---------      -----------
                                                         9,787            9,012
   Changes in non-cash operating items                   7,210             (616)
                                                     ---------      -----------
                                                        16,997            8,396
                                                     ---------      -----------
INVESTING
   Additions to fixed assets, net                       (1,611)          (1,207)
   Executive stock purchase plan loans                     (52)            213
   Acquisition of royalty interest                          -           (15,000)
   Long-term investments                                    -            (7,500)
                                                     ---------      -----------
                                                        (1,663)         (23,494)
                                                     ---------      -----------
FINANCING
   Acquisition of share capital                        (14,933)              -
   Issuance of share capital                             1,424            3,660
   Repayment of other  long-term debt                     (300)            (597)
   Increase in other long-term debt                         -            15,000
                                                     ---------      -----------
                                                       (13,809)          18,063
                                                     ---------      -----------
Effect Of Exchange Rate  Changes On Cash                  (548)               8
                                                     ---------      -----------
 INCREASE (DECREASE) IN CASH                               977            2,973
                                                     ---------      -----------
CASH AND SHORT TERM DEPOSITS,
   BEGINNING OF PERIOD                                  78,279            8,275
                                                     ---------      -----------
CASH  AND SHORT TERM DEPOSITS,
   END OF PERIOD                                   $    79,256      $    11,248
                                                   ===========      ===========